SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  _____________

                                                  Commission File No.: 0-16899

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One): X Form 10-K __ Form 11-K  __ Form 20-F __ Form 10-Q
 __Form N-SAR
       For Period Ended:
 __Transition Report on Form 10-K            __Transition Report on Form 10-Q
 __Transition Report on Form 20-F            __Transition Report on Form N-SAR
 __Transition Report on Form 11-K

                      For the Year Ended December 31, 2001

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                          PART I REGISTRANT INFORMATION


                          ARAHOVA COMMUNICATIONS, INC.
                            (Full name of registrant)

                          CENTURY COMMUNICATIONS CORP.
                           (Former name of registrant)

                     One North Main Street
                   Coudersport, Pennsylvania
            (Address of principal executive offices       16915
                      (street and number))              (Zip Code)


Registrant's telephone number, including area code:  (814) 274-9830

                        PART II RULES 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      X                (a)      The reasons described in reasonable detail in
                                Part III of this form could not be eliminated without unreasonable effort or expense;

                       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
       X fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

         In connection with the preparation of the Registrant's financial statements for the year ended December 31, 2001, the Registrant is reviewing certain accounting matters relating to co-borrowing credit facilities which the Registrant is party to. This review could not be completed in sufficient time for the Registrant to complete its financial statements, receive its independent auditors' report thereon, and file the Form 10-K within the prescribed time period without unreasonable effort or expense.




                            PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  Timothy J. Rigas, Chief Financial Officer (814) 274-9830

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              X Yes  __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              X Yes  __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's financial results for the fiscal year ended December 31, 2001 are anticipated to improve on a basis comparable to the fiscal year ended December 31, 2000. The Registrant currently estimates that net loss will decrease from approximately $88,315,000 to approximately $11,528,000 for the fiscal years ended December 31, 2000 and 2001, respectively. The improvement in the financial performance of the Registrant is primarily due to an approximate $217,000,000 gain on a cable systems exchange offset by the net effects of increases in revenues and operating expenses due to the marketing of new services, subscriber growth, and acquisitions.



                          ARAHOVA COMMUNICATIONS, INC.
                  (Name of Registrant as specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on April 1, 2002.

                                          ARAHOVA COMMUNICATIONS, INC.


                                          By: /s/ Timothy J. Rigas
                                              Timothy J. Rigas
                                              Executive Vice President, Chief
                                              Financial Officer, Chief
                                              Accounting Officer,
                                              and Treasurer